EXHIBIT 99.1
NewsRelease

TransCanada Launches Binding Open Season
for Eastern Oil Pipeline

CALGARY, Alberta – April 2, 2013 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) announced today that it will hold a binding open season to obtain firm commitments from interested parties for a pipeline to transport crude oil from Western Canada to Eastern Canadian markets.

The Energy East Pipeline project involves converting natural gas pipeline capacity in approximately 3,000 kilometres of TransCanada’s existing Canadian Mainline to crude oil service and constructing up to approximately 1,400 kilometres of new pipeline. Subject to the results of the open season, the project will have the capacity to transport as much as 850,000 barrels of crude oil per day, greatly enhancing producer access to markets in Eastern Canada. In 2012, Canada imported more than 600,000 barrels per day to supply its Eastern refineries. The Energy East Pipeline could eliminate Canada’s reliance on higher priced crude oil currently being imported.

The open season follows a successful expression of interest phase and subsequent discussions with prospective shippers. Following the completion of the open season, if it is successful, TransCanada intends to proceed with the necessary regulatory applications for approvals to construct and operate the required facilities, with a potential in-service date in late-2017. TransCanada is beginning Aboriginal and stakeholder engagement and field work as part of the initial design and planning work for the project.

The open season will begin on April 15, 2013 and will close on June 17, 2013. Interested parties may submit binding bids for transportation capacity of crude oil from western receipt points to delivery points in the Montreal and Québec City, Que. and Saint John, N.B. areas.  Shipper information regarding the open season is available by contacting Louis Fenyvesi at 403.920.6037 or Oliver Youzwishen at 403.920.8094, or by emailing oil_pipelines@transcanada.com.

With more than 60 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,500 kilometres (42,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with more than 400 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 11,800 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com or check us out on Twitter @TransCanada or http://blog.transcanada.com.

FORWARD LOOKING INFORMATION This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as “anticipate”, “expect”, “would”, “will” or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management’s assessment of TransCanada’s and its subsidiaries’ future financial and operation plans and outlook.  All forward-looking statements reflect TransCanada’s beliefs and assumptions based on information available at the time the statements were made. Readers are cautioned not to place undue reliance on this forward-looking information. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to TransCanada’s Management’s Discussion and Analysis filed February 13, 2013 under TransCanada’s profile on SEDAR at www.sedar.com and other reports filed by TransCanada with Canadian securities regulators and with the U.S. Securities and Exchange Commission.

TransCanada Media Enquiries:
Shawn Howard/Grady Semmens
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta/Lee Evans
403.920.7911 or 800.361.6522